        Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

        ON FEBRUARY 14, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING WRITTEN COMMUNICATION TO ITS EMPLOYEES:

To All McDATA Employees—

        Last week we announced the McDATA integration team and indicated that we would send you regular communications regarding the status of the integration efforts. I welcome your feedback about these updates. Remember, if you have questions about the integration, you can e-mail your questions to acquisitions@mcdata.com—we welcome your questions and feedback!

        On Friday, February 11, we received great news that we were granted early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act. This means that we have completed our antitrust review—a significant approval that is required to proceed with the acquisition of CNT. We also filed on Friday, February 11, our merger proxy statement with the Securities and Exchange Commission (SEC). We fully anticipate that this acquisition transaction will close in the second fiscal quarter of 2005.

        As a result of the HSR approval, we will accelerate our integration planning efforts with CNT. In particular, we will review in even more detail the operations, resources and internal processes of CNT with the purpose of combining the best of both companies and meeting the financial and operational targets we have communicated. We will also review in detail the products and services of both companies in an effort to give customers a post-close view of the combined company's products and services. Even though we have HSR approval, we must continue to operate as independent companies until the acquisition is final.

        This is an exciting time at McDATA, and we will continue to work quickly to move the transaction forward. The integration team will be tapping into the expertise of many of you over the next few months to be involved in the integration planning. We appreciate your support to make this integration a success.

Scott Berman
Integration Team Leader

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at <http://www.sec.gov>. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at <http://www.sec.gov>.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.